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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

WorldGate Communications, Inc.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
98156L307
(CUSIP Number)
Leonard H. Bloom
Akerman Senterfitt
1 S.E. 3rd Avenue, 25th Floor
Miami, FL 33131
(305) 374-5600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 8, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	98156L307	Page	2	of	7

1	NAMES OF REPORTING PERSONS: Antonio Tomasello

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Italy

	7	SOLE VOTING POWER:

NUMBER OF		3,488,113

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,488,113

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,645,113

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.01%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	98156L307	Page	3	of	7

1	NAMES OF REPORTING PERSONS: John Tsialas

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF		157,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		157,000

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,645,113

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.01%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

This Amendment No. 5 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on July 28, 2006, as amended by Amendment No. 1 to such Schedule 13D filed on August 15, 2006, as further amended by Amendment No. 2 to such Schedule 13D filed on October 3, 2006, as further amended by Amendment No. 3 to such Schedule 13D filed on October 16, 2006 and as further amended by Amendment No. 4 to such Schedule 13D filed on November 13, 2006. This statement is filed on behalf of both the Tomasello Reporting Person and the Tsialas Reporting Person (each as defined below, and collectively, the “Reporting Persons”). Item 1 remains unchanged. Items 2 through 7 are amended as follows:
ITEM 2. IDENTITY AND BACKGROUND.

(a)	Antonio Tomasello (the “Tomasello Reporting Person”)	(a)	John Tsialas (the “Tsialas Reporting Person”)

(b)	Avenida Cristobal Colon	(b)	2111 NW 79th Avenue, PMB-559
	Residencias Vista Azul Penthouse A		Miami, FL 33122
Cumana, Estado Sucre 6101
Venezuela

(c)	President, Metalinvest, S.A.	(c)	General Manager, Ferretemax
	Avenida Cristobal Colon		Avenida Perimetral
	Edificio Vista Azul PH — D		Edificio Flavesa
	Cumana, Estado Sucre		Cumana, Estado Sucre
	Venezuela		Venezuela

(d)	None	(d)	None

(e)	None	(e)	None

(f)	Italy	(f)	USA
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
The Reporting Persons have each used their respective personal funds to make all acquisitions of Common Stock owned by them.
ITEM 4. PURPOSE OF TRANSACTION.
The Reporting Persons intend to review their investments in the Issuer on a continuing basis and may engage in discussions with management and the Board of Directors concerning the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, each of the Tomasello Reporting Person and the Tsialas Reporting Person may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, engaging financial, legal and other advisors, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, changes to the overall strategic direction of the Issuer, merger and/or sale opportunities, communicating with other shareholders regarding the Company, purchasing additional shares of Common Stock, selling some or all of his Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock or changing his intention with respect to any and all matters referred to in Item 4.
The Tomasello Reporting Person has initiated discussions with management of the Issuer for the purpose of seeking representation on the Board of Directors through the nomination of David Tomasello, the son of the Tomasello Reporting Person. In this regard, the Tomasello Reporting Person and the Tsialas Reporting Person have agreed to act in concert.

Except as set forth herein, no contract, arrangement, relationship or understanding (either oral or written) exists with respect to the Reporting Persons as to the acquisition, disposition, voting or holding of shares. Except as set forth herein, neither the Tomasello Reporting Person nor the Tsialas Reporting Person has any present plan or proposal that would result in or relate to any of the transactions required to be described in Item 4 of Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
(a)	As of the date of this Amendment, the Tomasello Reporting Person beneficially owns 3,645,113 shares of Common Stock. In the aggregate, this represents approximately 9.01% of the shares of the Company’s Common Stock, calculated in accordance with Rule 13d-3 promulgated under the Securities Act of 1934, as amended. As of the date of this Amendment, the Tsialas Reporting Person beneficially owns 3,645,113 shares of Common Stock. In the aggregate, this represents approximately 9.01% of the shares of the Company’s Common Stock calculated in accordance with Rule 13d-3 promulgated under the Securities Act of 1934, as amended.

(b)	The Tomasello Reporting Person has the sole power to vote or direct the vote, and sole power to dispose or direct the disposition of, 3,488,113 shares of the Company’s Common Stock. The Tsialas Reporting Person has the sole power to vote or direct the vote, and sole power to dispose or direct the disposition of, 157,000 shares of the Company’s Common Stock.

(c)	The Tomasello Reporting Person has effected the transactions listed below in shares of the Company’s Common Stock during the last 60 days. Each of these transactions was effected by means of brokerage transactions on the NASDAQ stock market. These transactions are in addition to those transactions previously reported.

	Number of Shares of
Trade Date	Common Stock	Type of Trade	Price Per Share Paid
1/11/07	3,250	buy	1.33
1/11/07	10,000	buy	1.34
1/11/07	20,000	buy	1.35
1/11/07	12,000	buy	1.3365
1/12/07	800	buy	1.34
1/12/07	12,200	buy	1.349
1/19/07	12,000	buy	1.30
1/25/07	10,000	buy	1.25
1/25/07	15,000	buy	1.25
1/29/07	3,590	buy	1.26
1/29/07	5,400	buy	1.2699
2/1/07	10,000	buy	1.26
2/1/07	8,204	buy	1.26
2/1/07	10,000	buy	1.26
2/1/07	5,000	buy	1.27
2/2/07	10,000	buy	1.25
2/2/07	27,400	buy	1.26
2/7/07	10,000	buy	1.24
2/7/07	10,000	buy	1.25
2/7/07	3,500	buy	1.23
2/9/07	10,000	buy	1.21
2/9/07	20,000	buy	1.21
3/5/07	10,000	buy	0.93
3/5/07	10,000	buy	0.93
3/5/07	10,200	buy	0.84
3/5/07	5,000	buy	0.96
3/5/07	3,000	buy	0.93
3/5/07	2,000	buy	0.9397
3/8/07	1,200	buy	0.849
3/8/07	3,000	buy	0.86
3/8/07	3,000	buy	0.87
3/8/07	2,000	buy	0.88
3/9/07	4,159	buy	0.85
3/9/07	5,000	buy	0.86

The Tsialas Reporting Person has effected the transactions listed below in shares of the Company’s Common Stock during the last 60 days. Each of these transactions was effected by means of brokerage transactions on the NASDAQ stock market.

	Number of Shares of
Trade Date	Common Stock	Type of Trade	Price Per Share Paid
1/17/07	1,350	buy	1.30
1/17/07	100	buy	1.30
1/17/07	100	buy	1.30
1/17/07	450	buy	1.30
1/18/07	210	buy	1.30
1/18/07	100	buy	1.29
1/18/07	85	buy	1.30
1/19/07	2,500	buy	1.29
1/19/07	1,580	buy	1.28
1/19/07	530	buy	1.30
1/19/07	200	buy	1.29
1/19/07	175	buy	1.30
1/19/07	100	buy	1.29
1/19/07	100	buy	1.29
1/23/07	820	buy	1.28
1/23/07	300	buy	1.28
1/23/07	300	buy	1.28
2/2/07	800	buy	1.26
2/2/07	100	buy	1.26
2/2/07	1,100	buy	1.26
2/2/07	800	buy	1.25
2/2/07	100	buy	1.25
2/2/07	100	buy	1.25
2/6/07	2,000	buy	1.24
2/6/07	1,000	buy	1.25
2/26/07	1,000	buy	1.18
2/26/07	1,000	buy	1.17
2/27/07	144	buy	1.15
2/27/07	856	buy	1.15
2/27/07	2,000	buy	1.14
2/27/07	1,000	buy	1.12
3/1/07	200	buy	1.11
3/1/07	1,800	buy	1.11
3/1/07	2,000	buy	1.10
3/5/07	200	buy	0.98
3/5/07	1,800	buy	0.98
3/5/07	2,000	buy	0.95
3/5/07	1,000	buy	0.95
3/5/07	1,000	buy	0.95
3/7/07	100	buy	0.90
3/8/07	3,000	buy	0.88

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
The Reporting Persons have agreed to act in concert in the manner described in Item 4, but no written agreement documenting this understanding has been entered into by the parties.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1	Joint Filing Agreement, dated as of March 8, 2007, by and between the Tomasello Reporting Person and the Tsialas Reporting Person.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 8, 2007

/s/ Antonio Tomasello
Antonio Tomasello

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).